SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549



                            FORM 11-K






     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
     SECURITIES AND EXCHANGE ACT OF 1934 [FEE REQUIRED]

          For fiscal year ended December 31, 1995


     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]






     Commission file number : 1-13536





     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Federated Savings
Plan for Employees of Lazarus PA, Inc.

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                Federated Department Stores, Inc.
                      151 West 34th Street
                    New York, New York  10001

                               and

                      7 West Seventh Street
                     Cincinnati, Ohio  45202




    FEDERATED SAVINGS PLAN FOR EMPLOYEES OF LAZARUS PA, INC.

                      Financial Statements

                   December 31, 1995 and 1994

            With Independent Auditors' Report Thereon






    FEDERATED SAVINGS PLAN FOR EMPLOYEES OF LAZARUS PA, INC.

                   December 31, 1995 and 1994


                              Index





Independent Auditors' Report

Statements of Net Assets Available for Benefits, with Fund Information -
  December 31, 1995 and 1994

Statements of Changes in Net Assets Available for Benefits, with
Fund Information -
  Years Ended December 31, 1995 and 1994

Notes to Financial Statements






                  Independent Auditors' Report




Pension and Profit Sharing Committee
Federated Department Stores, Inc.
Federated Savings Plan for Employees of Lazarus PA, Inc.

We have audited the accompanying statements of net assets available for benefits of the Federated Savings Plan for Employees of Lazarus PA, Inc. as of December 31, 1995 and 1994 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






                                        KPMG Peat Marwick LLP



Cincinnati, Ohio
June 14, 1996





            FEDERATED SAVINGS PLAN FOR EMPLOYEES OF LAZARUS PA, INC.

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1995


                                                                                                      Loan
                                          Fund A         Fund B         Fund C         Fund D         Fund          Total


Assets:
 Investments, at fair value (note 3):
  Participation in Master Trust        $ 1,981,324    $ 1,621,860    $ 1,649,816   $   462,546    $         -    $ 5,715,546
  Participants' loans                            -              -              -             -         85,896         85,896
     Total investments                   1,981,324      1,621,860      1,649,816       462,546         85,896      5,801,442

 Receivables:
  Employer contributions                         -              -              -         6,114              -          6,114
  Employee contributions                    48,583         46,086         39,827         9,697              -        144,193
     Total receivables                      48,583         46,086         39,827        15,811              -        150,307

Net assets available for benefits      $ 2,029,907    $ 1,667,946    $ 1,689,643   $   478,357    $    85,896    $ 5,951,749




The accompanying notes are an integral part of these financial statements.




            FEDERATED SAVINGS PLAN FOR EMPLOYEES OF LAZARUS PA, INC.

      Statement of Net Assets Available For Benefits, with Fund Information

                                December 31, 1994

                                        Clearing    Money       Managed      Index      Small
                                        Account     Market      Income       Equity      Cap       Delaware      Loan
                                         Fund        Fund        Fund        Fund       Fund         Fund        Fund      Total

Assets:
 Investments, at fair value (note 3):
  Money market funds                   $ 51,003  $1,016,628  $1,767,642  $1,716,091  $1,608,741  $       -   $   1,893  $6,161,998
  Other mutual funds                          -           -      10,398      32,823      82,284    344,450           -     469,955
  Participants' loans                         -           -           -           -           -          -     174,455     174,455
    Total investments                    51,003   1,016,628   1,778,040   1,748,914   1,691,025    344,450     176,348   6,806,408

 Investment income receivable               610       8,626         545         530         497      8,286          43      19,137

 Due (to) from other funds             (51,613)       3,163    (78,951)      31,998      14,999    130,195    (49,791)           -

    Total assets                              -   1,028,417   1,699,634   1,781,442   1,706,521    482,931     126,600   6,825,545


Liabilities:
  Accrued liabilities                         -         638       1,147       1,147       1,105        213           -       4,250

Net assets available for benefits      $      -  $1,027,779  $1,698,487  $1,780,295  $1,705,416  $ 482,718   $ 126,600  $6,821,295





The accompanying notes are an integral part of these financial statements.








            FEDERATED SAVINGS PLAN FOR EMPLOYEES OF LAZARUS PA, INC.

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                          Year Ended December 31, 1995

                                                   Fund A             Fund B           Fund C           Fund D
Additions:
 Contributions:
  Employee                                      $   264,593       $   231,360       $   210,060      $   51,355
  Employer                                              221               338               853         106,514
        Total contributions                         264,814           231,698           210,913         157,869

 Net investment income (loss):
  Plan interest in Master Trust
   investment income (note 3)                       213,533           403,422           475,257          93,261
  Investment income (loss)                                -                 -                 -               -
   Total investment income (loss)                   213,533           403,422           475,257          93,261
   Total additions                                  478,347           635,120           686,170         251,130

Deductions -
 Participant withdrawals                          2,417,867           193,638           245,688          65,680

Transfer of assets from PNC to
 Master Trust                                     4,540,250           977,603           950,206         229,196
Interfund transfers, net                          (570,823)           248,861           298,955          63,711

 Net increase (decrease)                          2,029,907         1,667,946         1,689,643         478,357

Net assets available for benefits:
        Beginning of year                                 -                 -                 -               -
        End of year                             $ 2,029,907       $ 1,667,946       $ 1,689,643      $  478,357




The accompanying notes are an integral part of these financial statements.



                                                                        (Continued)
            FEDERATED SAVINGS PLAN FOR EMPLOYEES OF LAZARUS PA, INC.

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                          Year Ended December 31, 1995

                                         Money         Managed      Index         Small
                                        Market         Income      Equity         Cap          Delaware         Loan
                                         Fund           Fund        Fund          Fund           Fund           Fund       Total
Additions:
 Contributions:
  Employee                           $         -   $         -   $         -   $         -   $         -   $         -   $  757,368
  Employer                                     -             -             -             -             -             -      107,926
        Total contributions                    -             -             -             -             -             -      865,294

 Net investment income (loss):
  Plan interest in Master Trust
   investment income (note 3)                  -             -             -             -             -             -    1,185,473
  Investment income (loss)               (2,806)         1,659         1,639         1,557           511             -        2,560
   Total investment income (loss)        (2,806)         1,659         1,639         1,557           511             -    1,188,033
   Total additions                       (2,806)         1,659         1,639         1,557           511             -    2,053,327

Deductions -
 Participant withdrawals                       -             -             -             -             -             -    2,922,873

Transfer of assets from PNC to
 Master Trust                        (1,024,973)   (1,700,146)   (1,781,934)   (1,706,973)     (483,229)             -            -

Interfund transfers, net                       -             -             -             -             -      (40,704)            -

 Net increase (decrease)             (1,027,779)   (1,698,487)   (1,780,295)   (1,705,416)     (482,718)      (40,704)            -

Net assets available for benefits:
        Beginning of year              1,027,779     1,698,487     1,780,295     1,705,416       482,718       126,600    6,821,295
        End of year                  $         -   $         -   $         -   $         -   $         -   $    85,896   $5,951,749




The accompanying notes are an integral part of these financial statements.





                                                                     (Continued)
            FEDERATED SAVINGS PLAN FOR EMPLOYEES OF LAZARUS PA, INC.

Statement of Changes in Net Assets Available for Benefits, with Fund Information

                           Year Ended December 31, 1994

                                         Money        Managed        Index        Small
                                         Market       Income         Equity        Cap       Delaware         Loan
                                          Fund         Fund          Fund         Fund         Fund           Fund         Total
Additions:
 Contributions:
  Employee                           $  139,453    $  169,381     $  284,632   $  209,056   $ 90,465      $       -     $  892,987
  Employer                                1,920         3,848          4,359        3,820      1,645              -         15,592
     Total contributions                141,373       173,229        288,991      212,876     92,110              -        908,579

 Investment income (loss):
  Investment income                      34,012       117,797         65,803       80,360     16,135          9,720        323,827
  Net depreciation in fair value
   of investments                             -     (220,745)       (51,617)    (119,480)   (12,806)              -      (404,648)
     Total investment income (loss)      34,012     (102,948)         14,186     (39,120)      3,329          9,720       (80,821)
     Total additions                    175,385        70,281        303,177      173,756     95,439          9,720        827,758

Deductions:
  Participant withdrawals               261,667       367,568        470,247      454,613    122,484          4,066      1,680,645
  Administrative expenses (note 6)        8,852        16,573         14,888       15,278      3,633              -         59,224
     Total deductions                   270,519       384,141        485,135      469,891    126,117          4,066      1,739,869

Interfund transfers, net               (72,771)      (55,643)       (51,781)       45,805    132,978          1,412              -
     Net increase (decrease)          (167,905)     (369,503)      (233,739)    (250,330)    102,300          7,066      (912,111)

Net assets available for benefits:
      Beginning of year               1,195,684     2,067,990      2,014,034    1,955,746    380,418        119,534      7,733,406
      End of year                    $1,027,779    $1,698,487     $1,780,295   $1,705,416   $482,718      $ 126,600     $6,821,295


The accompanying notes are an integral part of these financial statements.






    FEDERATED SAVINGS PLAN FOR EMPLOYEES OF LAZARUS PA, INC.

                  Notes to Financial Statements

                   December 31, 1995 and 1994


1.Description of Plan

  The following brief description of Federated Savings Plan for Employees of Lazarus PA, Inc. (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

  General

  The Plan is sponsored by Federated Department Stores, Inc. (the "Company") which acquired Joseph Horne Co., Inc. ("Horne's"), the former sponsor of the Plan, on May 26, 1994. The Plan, established as of July 1, 1987, is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
  The Plan was amended and restated as of January 1, 1995 (the "Amendment Date") to adopt provisions substantially similar to the thrift incentive provisions of the The Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan ("RITI"), also sponsored by the Company, and to change the name of the plan from the Joseph Horne Co., Inc. Thrift Incentive Plan to the current name.

  Eligibility and Vesting

  Employees are generally eligible for participation in the Plan after one year of service of at least 1,000 hours. Participants are fully vested in the value of their own and the Company's contributions at all times. Prior to the Amendment Date, participants became vested in their allocated share of employer contributions in 20% increments after two years and became fully vested after six years of credited service.

  Participant Accounts

  An account is maintained for each participant in the Plan which shows the participant's separate interest in the Plan. At the end of each year, the Company's contributions are allocated to individual accounts for participants who did not make a withdrawal of basic (first 5%) savings during the year, in the proportion that each participant's basic savings made and not withdrawn during the year bears to the aggregate amounts of basic savings made and not withdrawn by all participants during the year. Additional voluntary contributions (any contributions in excess of 5% of compensation) do not participate in the Company's allocation. Company contributions are made at year end only to persons who are active participants on the last day of the year. At the end of each month, investment earnings for each fund are allocated to individual accounts on amounts not withdrawn during the month in the proportion that each such participant's interest at the beginning of the month bears to the total of all such participants' interests in that fund at the beginning of such month less withdrawals.

  Participants may elect to contribute to the Plan an amount equal to 1% to 10% (subject to certain limitations) of the participant's eligible compensation. Alternatively, a participant may elect to make these contributions (subject to certain limitations) on a pre-tax basis pursuant to Section 401(k) of


  (Continued)
    FEDERATED SAVINGS PLAN FOR EMPLOYEES OF LAZARUS PA, INC.

            Notes to Financial Statements - Continued

                   December 31, 1995 and 1994


  the Internal Revenue Code. Contributions up to 5% of eligible compensation are basic savings which are eligible for matching
  Company contributions.   The Company's annual contribution is
  an amount equal to the greater of 2% of the Company's income before federal income taxes from participating divisions or the amount necessary to match 20% of participants' basic savings. The Company contributed 20.0% of participants' basic savings for year ended December 31, 1995.

  Participants are permitted to make withdrawals of their after-tax contributions to the Plan at any time. Withdrawals of pre-tax contributions are subject to the hardship rules of Section 401 of the Internal Revenue Code. At termination, participants may elect to receive the balance of their account either in a lump sum or an annuity contract.

  Prior to the Amendment Date, plan participants could make regular pre-tax contributions of 2% to 6% of their salaries or wages. Participants directed their contributions to one or several investment fund options subject to allocation limitations set forth in the Plan. Changes in allocation of future contributions and transfers of presently invested contributions between funds were permitted pursuant to the Plan provisions. The employer could match participants' contributions and credit the participants accounts on a monthly basis, reduced by forfeitures of nonvested Plan participants. After January 1994, Horne's elected to discontinue its employer contribution.

  Loans

  Prior to the Amendment Date, loans could be granted subject to specified limitations and only against that portion of a participant's account that was vested. Loans are collateralized by the vested portion of the participant's account and repayments are made through payroll deductions. All loans bear interest at the prime rate plus two percentage points on the first day of the calendar quarter in which the note was signed.

  After the Amendment Date, no new participant loans can be granted from the Plan.

2.Summary of Significant Accounting Policies

  a) Master Trust

     Effective January 1, 1995, the Plan entered into the Federated Department Stores, Inc. Defined Contribution Plan Master Trust (the "Master Trust") Agreement with the Company's trustee. Under the terms of the Master Trust, the trustee serves as trustee custodian for the Master Trust which was established for the investment of assets of the Plan and of RITI. As part of the Master Trust formation, all of the assets held by the PNC Bank Corp. ("PNC"), the former trustee, were liquidated and transferred to the Master Trust.

     The Federated Department Stores, Inc. Pension and Profit Sharing Committee selects a diversified group of investment managers who determine purchases and sales of investments for their respective portions of the assets allocated to them to manage in the Master Trust.


                                                        (Continued)
    FEDERATED SAVINGS PLAN FOR EMPLOYEES OF LAZARUS PA, INC.

            Notes to Financial Statements - Continued

                   December 31, 1995 and 1994


  b)  Basis of Presentation

    The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

  c)  Investments

     The fair value of the Plan's participation in the Master Trust is based on the beginning of year value of the Plan's participation in the Master Trust plus allocated investment income, plus actual contributions, less actual distributions and allocated administrative expenses.

     Other investments, except for loans, are reported at fair value as determined by quoted market prices on an active market. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of securities are reported on the average cost method.

     Outstanding loans in the loan fund are stated at amortized cost.

     Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

  d)  Use of Estimates

     The Plan administrator has made a number of estimates and assumptions relating to the preparation of these financial statements. Actual results could differ from these estimates.

  3.   Investments

     All of the Plan's investments were transferred to the Master Trust on January 1, 1995 which was established for the investment of assets of the Plan and of RITI. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the trustee. At December 31, 1995, the Plan's interest in the net assets of the Master Trust was approximately .9%. Investment income and administrative expense relating to the Master Trust are allocated to the individual plans based upon monthly balances invested by each plan.

     In 1994, the Company was party to a trust agreement with a trustee with respect to the operation of the Plan and the establishment and management of the trust fund.






                                                  (Continued)

    FEDERATED SAVINGS PLAN FOR EMPLOYEES OF LAZARUS PA, INC.

            Notes to Financial Statements - Continued

                   December 31, 1995 and 1994


     The trustee under both the Master Trust and previously, in accordance with the trust agreement, invests all contributions to the Plan among several investment funds. The current fund options are Funds A, B, C and D. Fund A is invested in fixed-income investments and insurance contracts. Fund B is composed of common/collective trusts which invest in a varying mixture of equity securities and fixed-income instruments. Fund C is invested in an equity index fund consisting of Standard and Poor's 500 stock investments. Fund D is invested in the common stock of the Company. Company contributions are directed to Fund
     D. Participants may elect to redirect the value of Company contributions to other investment options permitted pursuant to the Plan provisions.

The following table presents the fair values or contract values of investments and total net assets for the Master Trust at December 31, 1995:

 Assets:
  Investments at fair value:
    Cash and cash equivalents           $        23,449
    U. S. Government securities             110,496,670
    Corporate debt instruments               75,797,493
    Preferred stock                             133,239
    Common stock                             72,016,207
    Foreign government securities             4,967,180
    Common/collective trusts                278,246,438
        Total investments at fair value     541,680,676

    Insurance contracts at contract value   111,880,590
        Total investments                   653,561,266

  Receivables:
    Securities sold                             282,364
    Accrued interest, dividend and
     other income                             2,313,919
          Total receivables                   2,596,283
          Total assets                      656,157,549

  Accrued liabilities:
    Due to broker for securities purchased    5,651,352
    Accrued administrative expenses             501,650
          Total accrued liabilities           6,153,002

          Total net assets                 $650,004,547



    FEDERATED SAVINGS PLAN FOR EMPLOYEES OF LAZARUS PA, INC.

            Notes to Financial Statements - Continued

                   December 31, 1995 and 1994


Net investment income for the Master Trust for the years ended
December 31, 1995 is as follows:

Net appreciation in fair value
 of investments:
    Certificates of deposit               $     (5,610)
    U.S. Government securities                8,514,007
    Corporate debt instruments                1,564,391
    Preferred stock                               9,323
    Common stock                             19,583,368
    Foreign government securities                13,001
    Common/collective trusts                 60,910,182
     Net appreciation in fair value
      of investments                         90,588,662

  Interest                                   24,425,834
  Dividends                                   4,337,912
  Other                                       2,856,868
     Total investment income                122,209,276

  Administrative expenses                   (2,561,490)
     Net investment income                $ 119,647,786

The following table presents the fair value of investments, except for loans, held as of December 31, 1994 that represent five percent or more of the Plan's net assets.

  PNC money market fund                      $6,161,998
  Delaware fund                                 344,450

Net depreciation in the fair value of investments for the year ended December 31, 1994 was as follows:

  PNC managed income fund                   $ (220,745)
  PNC index equity fund                        (51,617)
  PNC small cap value fund                    (119,480)
  Delaware fund                                (12,806)
                                            $ (404,648)






                                                   (Continued)

    FEDERATED SAVINGS PLAN FOR EMPLOYEES OF LAZARUS PA, INC.

            Notes to Financial Statements - Continued

                   December 31, 1995 and 1994


4.Plan Termination

  Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 % vested in their accounts, the Company would have no further obligation to make contributions, and all sums credited to individual accounts (after expenses) would be distributed to participants.

5.Federal Income Tax

  The Plan obtained its latest determination letter on July 20, 1988, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. While the Plan has been amended since receiving such determination letter, the Plan administrator and the Plan's tax counsel believed that the Plan was designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan has since received a favorable determination letter dated April 12, 1996 which states that the Plan, as then designed, was in compliance with applicable provisions of the Internal Revenue Code and, therefore, is exempt from Federal income tax. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.Administrative Expenses

  Various expenses, including trust, investment, consulting, actuarial, recordkeeping, legal and audit fees, are paid for by the Plan.





Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Federated Savings Plan for Employees of Lazarus PA, Inc.) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                FEDERATED SAVINGS PLAN FOR EMPLOYEES
                                OF LAZARUA PA, INC.

Dated:  July 1, 1996            By:     /s/ John R. Sims
                                        John R. Sims
                                        Chairman of the Pension and Profit
                                        Sharing Committee





                        CONSENT OF INDEPENDENT AUDITORS



The Board of Directors
Federated Department Stores, Inc.

We consent to incorporation by reference in this Registration Statement No. 33-88240 on Form S-8 of Federated Department Stores, Inc. of our report dated June 14, 1996, relating to the statements of net assets available for benefits of Federated Savings Plan for Employees of Lazarus PA, Inc. as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 31, 1995 Annual Report on Form 11-K of Federated Savings Plan for Employees of Lazarus PA, Inc.


                                        /s/ KPMG Peat Marwick LLP
                                        KPMG Peat Marwick LLP




Cincinnat, Ohio
June 25, 1996